                                                                    Exhibit 11.1


                             THE CHUBB CORPORATION
                       COMPUTATION OF EARNINGS PER SHARE
                           PERIODS ENDED SEPTEMBER 30


                                               Third Quarter       Nine Months
                                               -------------      -------------
                                               1996     1995      1996     1995
                                               ----     ----      ----     ----
                                                         (in millions)
Net income..................................  $165.2   $171.4    $490.9   $503.1

After-tax interest expense on 6% guaranteed
 exchangeable subordinated notes............     2.4      2.4       7.3      7.3
                                              ------   ------    ------   ------

Net income for computing earnings per share.  $167.6   $173.8    $498.2   $510.4
                                              ======   ======    ======   ======

Average number of common shares outstanding.   174.2    174.2     174.5    174.0

Additional shares from assumed conversion
  of 6% guaranteed exchangeable subordinated
  notes as if each $1,000 of principal
  amount had been converted at issuance
  into 23.256 shares of common stock........     5.8      5.8       5.8      5.8
                                              ------   ------    ------   ------

Average number of common and common
  equivalent shares assumed outstanding for
  computing earnings per share..............   180.0    180.0     180.3    179.8
                                              ======   ======    ======   ======

Net income per share........................  $  .93   $  .97    $ 2.76   $ 2.84


The number of shares and per share amounts have been retroactively adjusted to reflect the two-for-one stock split effective April 19, 1996.